As filed with the Securities and Exchange Commission on September 27, 1999
                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          KONOVER PROPERTY TRUST, INC.
             (Exact name of registrant as specified in its charter)

               MARYLAND                                      56-1819372
    (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                       Identification No.)

                                   ----------

                              11000 REGENCY PARKWAY
                             THIRD FLOOR, EAST TOWER
                           CARY, NORTH CAROLINA 27511
                                 (919) 462-8787
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                   ----------

                                C. CAMMACK MORTON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          KONOVER PROPERTY TRUST, INC.
                              11000 REGENCY PARKWAY
                             THIRD FLOOR, EAST TOWER
                           CARY, NORTH CAROLINA 27511
                                 (919) 462-8787
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   COPIES TO:
                            Robert H. Bergdolt, Esq.
                                Alston & Bird LLP
                         3605 Glenwood Avenue, Suite 310
                          Raleigh, North Carolina 27612
                                 (919) 420-2200

                                   ----------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.|X|
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.|_|

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                PROPOSED          PROPOSED
                                                                MAXIMUM           MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE      AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED            PER UNIT       OFFERING PRICE     REGISTRATION FEE
 ---------------------------------------------------------------------------------------------------------------------
  Series A convertible preferred        780,680 shares          $6 3/32(1)      $4,757,269             $1,323
  stock, $25.00 par value
 ---------------------------------------------------------------------------------------------------------------------
  common stock, $.01 par value       3,988,255 shares (2)       $6 3/32(3)      $24,303,429            $3,083 (4)
=======================================================================================================================

 (1) Estimated solely for the purpose of calculating the registration fee. Calculated by multiplying the number of shares of common stock into which a share of Series A convertible preferred stock is convertible by the average of the high and low prices for the common stock reported on the New York Stock Exchange on September 23, 1999.

 (2) Includes 53,666 outstanding shares, 2,168,556 shares issuable upon conversion of Series A preferred stock, 1,066,033 shares issuable upon redemption of partnership units and 700,000 shares issuable upon exercise of warrants.

 (3) Estimated solely for the purpose of calculating the registration fee. Calculated pursuant to Rule 457(c), based on the average of the high and low prices reported on the New York Stock Exchange on September 23, 1999.

 (4) Fee for 1,819,699 shares of common stock, comprising 53,666 outstanding shares, 1,066,033 shares issuable upon redemption of partnership units and 700,000 shares issuable upon exercise of warrants. Pursuant to Rule 457(i), the 2,168,556 shares of common stock issuable upon conversion of the Series A preferred stock are not included in calculating the fee.

         Pursuant to Rule 416, there are also being registered for resale such indeterminate number of additional shares of common stock as may become issuable pursuant to "anti-dilution" provisions of the Series A preferred stock and warrants.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         PROSPECTUS

                  SUBJECT TO COMPLETION, DATED __________,1999
                          KONOVER PROPERTY TRUST, INC.

              780,680 Shares, Series A Convertible Preferred Stock

                         3,988,255 Shares, Common Stock
                              ---------------------

         This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus of up to:

         o     780,680 shares of Konover's Series A preferred stock;

         o 2,168,556 shares of Konover's common stock that we may issue to the selling shareholders in exchange for their Series A preferred stock;

         o 700,000 shares of Konover's common stock that we may issue to the selling shareholders upon exercise of outstanding warrants;

         o 1,066,033 shares of Konover's common stock that we may issue in exchange for the same number of limited partnership units in KPT Properties, L.P., the operating partnership through which Konover conducts its business; and

         o     53,666 outstanding shares of Konover's common stock.

         The price and the commissions (if any) paid in connection with any sale will be on terms to be determined at the time of each sale. We will not receive any of the proceeds of any sales of the shares offered by the selling shareholders.

         Our common stock is traded on the New York Stock Exchange under the ticker "KPT." On September 23, 1999, the closing price of one share of our common stock as reported on the New York Stock Exchange was $6.0625. There is no public market for our Series A preferred stock. The Series A preferred stock has priority over the common stock in the event of liquidation, is non-voting except in limited circumstances and is convertible into common stock. The Series A preferred stock ranks on a parity with the common stock as to dividends. See "Description of Equity Securities" beginning on page 25.

         We are a real estate investment trust that owns and operates retail shopping centers. Our principal executive offices are located at 11000 Regency Parkway, Third Floor, East Tower, Cary, North Carolina 27511, and our phone number is (919) 462-8787.
                              ---------------------

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATERIAL RISKS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.
                              ---------------------
         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ---------------------
         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                The date of this prospectus is ___________, 1999

                                     KONOVER

         Konover Property Trust, Inc. ("Konover," "we" or "us") is real estate investment trust ("REIT") principally engaged in the acquisition, development, operation and ownership of retail shopping centers. Our revenues are primarily derived under real estate leases with national, regional and local retailing companies.

         We are organized as an "Umbrella Partnership Real Estate Investment Trust" or "UPREIT." An UPREIT is a REIT that controls and holds most of its properties through an umbrella limited partnership. Our umbrella limited partnership is KPT Properties, L.P. We are the sole general partner and own 97% of KPT Properties, L.P.

         In this prospectus, we will refer to KPT Properties, L.P. as the "Operating Partnership" and to limited partnership interests in the Operating Partnership as "Units."

                                  RISK FACTORS

         An investment in our securities involves various risks. You should carefully consider the following information together with the other information contained in this prospectus before purchasing shares of our common stock or Series A preferred stock.

PROMETHEUS' OWNERSHIP INTEREST IN KONOVER ENABLES IT TO CONTROL THE ELECTION OF THE BOARD AND ANY MATTER SUBMITTED TO OUR SHAREHOLDERS

         Prometheus Southeast Retail Trust, an affiliate of Lazard Freres and Co., LLC, owns 68% of our outstanding common stock. As part of our sale to Prometheus of a controlling interest in Konover, we granted Prometheus the right to nominate three directors to our board of directors. In addition, many significant actions cannot currently be approved without the consent of at least one of the Konover board nominees. As a result of these rights and its controlling interest in Konover, Prometheus has a substantial influence over our affairs. Prometheus can control the election of the Board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval. This concentration of ownership in one stockholder could be disadvantageous to other stockholders. Prometheus may cause Konover to take actions that are not in the best interests of the minority stockholders to the extent Prometheus' interests and those of the other stockholders differ.

         In addition, our board of directors waived the application of the Maryland Business Combination Statute with respect to all aspects of the stock issuance to Prometheus and amended its bylaws to exempt the transaction from the Control Share Acquisition Statute. As a result, such statutes impose no restrictions on the voting of Prometheus' shares or on its ability to enter into a business combination with Konover.

OUR BOARD MAY NOT TAKE CERTAIN ACTIONS WITHOUT THE APPROVAL OF PROMETHEUS

         Our bylaws prohibit certain transactions without the approval of more than 67% of all of our directors. Since Prometheus nominees are currently entitled to one-third of the board seats, the supermajority voting provisions have the effect of preventing certain actions without the approval of Prometheus' nominees. The transactions requiring supermajority approval are:

         o     significant acquisitions and sales;

         o     the incurrence of debt beyond a specified level;

         o     significant issuances of capital stock and other securities;

         o amendments to the charter or bylaws that would be materially adverse to Prometheus; and

         o transactions that would result in any person other than Prometheus holding more than 15% of the voting power of Konover.

         As a result, Prometheus may prevent Konover from taking actions in the best interests of the other stockholders to the extent their interests differ from Prometheus'.

WE MAY HAVE TO ISSUE ADDITIONAL SHARES OR PAY CASH TO PROMETHEUS IN THE YEAR
2004

         In connection with our issuance of stock to Prometheus, we also issued contingent value rights ("CVRs"). The CVRs obligate us to pay Prometheus (in shares of common stock or cash) to the extent it has not essentially doubled its $200 million investment (measured by stock appreciation and dividends) by January 1, 2004. Our obligation, however, is limited to the value of 4,500,000 shares as of January 1, 2004. The value of those 4,500,000 shares, of course, will depend on the stock price at January 1, 2004. The following table shows the amount of our obligation under the CVRs at various stock price levels and aggregate dividend amounts through January 1, 2004:

  CUMULATIVE DIVIDENDS
          PAID
       PER SHARE                                   CONTINGENT VALUE RIGHT PAYMENT AMOUNT
     THROUGH 1/1/04                                           ($ IN MILLIONS)
------------------------- ----------------------------------------------------------------------------------------
         $12.00               0           0             0            0             0            0           0
         $11.00             21.0          0             0            0             0            0           0
         $10.00             31.5          0             0            0             0            0           0
         $9.00              31.5         21.0           0            0             0            0           0
         $8.00              31.5         40.5           0            0             0            0           0
         $7.00              31.5         40.5         21.0           0             0            0           0
         $6.00              31.5         40.5         42.0           0             0            0           0
         $5.00              31.5         40.5         49.5          21.0           0            0           0
         $4.00              31.5         40.5         49.5          42.0           0            0           0
         $3.00              31.5         40.5         49.5          58.5          21.0          0           0
         $2.00              31.5         40.5         49.5          58.5          42.0          0           0
         $1.00              31.5         40.5         49.5          58.5          63.0         21.0         0
         $0.00              31.5         40.5         49.5          58.5          67.5         42.0         0
                          ---------- ------------- ------------ ------------- ------------- ----------- ----------
                            $7.00       $9.00        $11.00        $13.00        $15.00       $17.00     $19.00

                FAIR MARKET VALUE PER SHARE AS OF JANUARY 1, 2004

THERE IS NO PUBLIC MARKET FOR THE SERIES A PREFERRED STOCK

         There is no established trading market for the Series A preferred stock. We do not currently intend to list the Series A preferred stock on a national securities exchange or the Nasdaq National Market, and even if we did, the Series A preferred stock does not currently meet the listing requirements of any national exchange or the Nasdaq National Market. Accordingly, we cannot give assurance as to (i) the likelihood that an active market for the Series A preferred stock will develop, (ii) the liquidity of any such market, (iii) the ability of securityholders to sell their Series A preferred stock and (iv) the prices that securityholders may obtain for their Series A preferred stock.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH REAL ESTATE INVESTMENTS

         ADVERSE CONDITIONS IN THE REAL ESTATE MARKET MAY IMPAIR OUR ABILITY TO MAKE DISTRIBUTIONS TO YOU. Events or conditions which are beyond our control may adversely affect our ability to generate revenues in excess of operating expenses, including debt service and capital expenditures. Such events or conditions could include:

         o conditions in the retail segments of the economy such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences, which could adversely impact the profitability of our properties;

         o general and regional economic conditions, particularly in the southeastern region of the United States;

         o changes in interest rate levels and the availability of financing; and

         o increases in operating costs (including real estate taxes) due to inflation and other factors, which may not necessarily be offset by increased rents.

         WE MAY BE UNABLE TO RENEW LEASES OR RENT SPACE AS LEASES EXPIRE. If our tenants fail to renew their leases upon expiration, we may be unable to rent the space. Even if tenants renew their leases or we can rent the space, the terms of renewal or rental (including the cost of required renovations) may be less favorable than current lease terms.

         WE FACE SIGNIFICANT COMPETITION FROM OTHER REAL ESTATE DEVELOPERS. We compete with a number of real estate developers, operators and institutions for tenants and acquisition opportunities. Some of these competitors have significantly greater resources than we do. In addition, new construction or expansion of retail properties, particularly outlet and off-price centers and community centers, could adversely impact occupancy or rental rates of our properties.

         FINANCIALLY DISTRESSED TENANTS MAY LIMIT OUR ABILITY TO REALIZE THE VALUE OF OUR INVESTMENTS. Following a tenant's lease default, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, a tenant may seek bankruptcy law protection, which could relieve the tenant from its obligation to make lease payments.

         BECAUSE REAL ESTATE IS ILLIQUID, WE MAY NOT BE ABLE TO SELL PROPERTIES WHEN APPROPRIATE. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, the Internal Revenue Code limits our ability to sell properties held for fewer than four years. These factors could adversely affect our cash flow and ability to make distributions to shareholders as well as the ability of someone to purchase us, even if a purchase were in our shareholders' best interests.

         CHANGES IN THE LAW MAY ADVERSELY AFFECT OUR CASH FLOW. Because increases in income and service taxes are generally not passed through to tenants under our leases, such increases may adversely affect our cash flow and ability to make expected distributions to shareholders. Our properties are also subject to various regulatory requirements, such as those relating to fire and safety. Our failure to comply with these requirements could result in the imposition of fines and damage awards. We can give no assurance that these requirements will not change or that newly imposed requirements will not require significant unanticipated expenditures.

         FUTURE ACQUISITIONS MAY FAIL TO PERFORM IN ACCORDANCE WITH OUR EXPECTATIONS AND MAY REQUIRE DEVELOPMENT AND RENOVATION COSTS EXCEEDING OUR ESTIMATES. In the normal course of business, we typically evaluate potential acquisitions, enter into non-binding letters of intent, and may, at any time, enter into contracts to acquire and may acquire additional properties. However, changing market conditions, including competition from others, may diminish our opportunities for making attractive acquisitions. Once made, our investments may fail to perform in accordance with our expectations. In addition, the renovation and improvement costs we incur in bringing an acquired property up to market standards may exceed our estimates. Although we anticipate financing future acquisitions and renovations through a combination of advances under lines of credit and other forms of secured or unsecured financing, no assurance can be given that we will have the financial resources to make suitable acquisitions or renovations. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

         In addition to acquisitions, we periodically consider developing, redeveloping and constructing properties. Risks associated with development, redevelopment and construction activities include:

         o     the unavailability of favorable financing;

         o     the abandonment of development activities prior to completion;

         o     construction costs exceeding original estimates;

         o construction and lease-up delays resulting in increased debt service expense and construction costs; and

         o insufficient occupancy rates and rents at a newly completed property causing a property to be unprofitable.

         Development and redevelopment activities are also subject to risks relating to our inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental and utility company authorizations.

         ENVIRONMENTAL PROBLEMS ARE POSSIBLE AND MAY BE COSTLY. Federal, state and local laws, ordinances and regulations may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or releases at such property. The owner or operator may be forced to pay for property damage and for investigation and clean-up costs incurred by others in connection with environmental contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. These costs may be substantial and the presence of such substances may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral.

OUR INDEBTEDNESS SUBJECTS US TO ADDITIONAL RISKS

         WE MAY BE UNABLE TO REPAY OR REFINANCE OUR EXISTING INDEBTEDNESS. We are subject to risks normally associated with debt financing, such as the insufficiency of cash flow to meet required payment obligations and the inability to refinance existing indebtedness. If our debt cannot be paid, refinanced or extended at maturity, in addition to our failure to repay our debt, we may not be able to make distributions to shareholders at expected levels or at all. Furthermore, if any refinancing is done at higher interest rates, the increased interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our mortgage financing obligations, any properties securing such indebtedness could be foreclosed on, which would have a material adverse effect our cash flow and ability to make distributions and, depending on the number of properties foreclosed on, could threaten our continued viability.

         RISING INTEREST RATES COULD INCREASE OUR INTEREST EXPENSE. Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders.

OUR STATUS AS A REIT IS DEPENDENT UPON COMPLIANCE WITH FEDERAL INCOME TAX REQUIREMENTS

         WE MAY BE SUBJECT TO TAXATION AS A REGULAR CORPORATION IF WE FAIL TO MAINTAIN OUR REIT STATUS. Our failure to qualify as a REIT would have serious adverse consequences to our shareholders. Many of the requirements for taxation as a REIT, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 95% of our REIT taxable income (excluding capital gains). The fact that we hold our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might change the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for Konover to remain qualified as a REIT.

         If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to shareholders. This would likely have a significant adverse effect of the value of our securities. In addition, we would no longer be required to make any distributions to shareholders.

         WE MAY NEED TO BORROW MONEY OR SELL ASSETS IN ORDER TO MAKE REQUIRED DISTRIBUTIONS. In order to make the distributions required to maintain our REIT status, we may need to borrow funds. To obtain the favorable tax treatment associated with REIT qualification, we generally will be required to distribute to shareholders at least 95% of our annual REIT taxable income (excluding net capital gain). In addition, we will be subject to tax on our undistributed net taxable income and net capital gain and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of our ordinary income plus 95% of our capital gain net income for the calendar year, plus certain undistributed amounts from prior years. We intend to make distributions to shareholders to comply with the distribution provisions of the Internal Revenue Code and to avoid income and other taxes. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis or liquidate funds on adverse terms to meet the REIT qualification distribution requirements.

THERE ARE LIMITATIONS ON A THIRD PARTY'S ABILITY TO ACQUIRE US OR EFFECT A CHANGE IN CONTROL

         LIMITATIONS IMPOSED TO PROTECT OUR REIT STATUS MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL. In order to protect us against loss of our REIT status, our charter limits any shareholder from owning more than 9.8% in value of our outstanding shares, subject to certain exceptions. If you or anyone else acquires shares in excess of the ownership limit, we may:

         o     consider the transfer to be null and void;

         o     not reflect the transaction on our books;

         o     institute legal action to stop the transaction;

         o not pay dividends or other distributions with respect to those shares;

         o     not recognize any voting rights for those shares; and

         o consider the shares held in trust for the benefit of a person to whom such shares may be transferred.

         PROVISIONS OF THE OPERATING PARTNERSHIP AGREEMENT MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL. A provision in the operating partnership agreement prevents the operating partnership from disposing of all or substantially all of the Operating Partnership's assets (including by way of merger or other combination) without the consent of partners holding 50% or more of the outstanding Units. Although we expect that we always will hold a majority of the outstanding Units, we cannot guarantee that this will be the case. If we ever own less than 50% of the outstanding Units, this voting requirement might limit the possibility of an acquisition or change in control, even if such a transaction would be in our shareholders' best interests.

         PROMETHEUS' OWNERSHIP OF A CONTROLLING INTEREST IN US MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL. Prometheus currently owns approximately 68% of our common stock, and one-third of all of our directors must be nominees of Prometheus. Prometheus will be able to control the outcome of most matters submitted for a vote of the shareholders, and its interest in us may discourage or prevent a change of control in us, including transactions in which our shareholders might receive a premium for their shares over the prevailing market price.

         OUR ABILITY TO ISSUE PREFERRED SHARES MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL. Our charter authorizes our Board of Directors to issue preferred shares. The Board of Directors may establish the preferences and rights of any preferred shares issued that could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests. Konover currently has shares of Series A preferred stock outstanding. Without the consent of the holders of a majority of the Series A preferred stock outstanding, Konover may not merge or consolidate with another entity, unless the Series A preferred stock shareholders receive preferred stock of the surviving entity having substantially identical terms as the Series A preferred stock and the surviving entity does not have outstanding senior capital stock.

         MARYLAND'S BUSINESS COMBINATION LAW MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL. The Maryland General Corporation Law establishes special restrictions against "business combinations" between a Maryland corporation and "interested shareholders" or their affiliates unless an exemption is applicable. The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

         MARYLAND CONTROL SHARE STATUTE MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL. Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the corporation. The control share statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

                             NO PROCEEDS TO KONOVER

         Konover will not receive any proceeds from the sale of shares by the selling shareholders.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material federal income tax considerations to Konover and its shareholders relating to this registration statement and the treatment of Konover as a REIT is based on current law, is for general purposes only, and is not tax advice. Proposed legislation includes provisions that would affect the operations of REITs but, based on current proposals, such legislation will not become effective until it is duly passed by Congress and signed by the President. Consequently, it is not possible to determine at this time all the ramifications that would result from this legislation and therefore this summary is based on current law only. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular shareholder in view of such shareholder's particular circumstances nor is it intended to represent a detailed description of the federal income tax consequences applicable to certain types of shareholders subject to special treatment under the federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States).

         EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER PERSONAL TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE OFFERED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, OR SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

         Beginning with our taxable year ended December 31, 1993, we have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code ("Code"). We believe that beginning with that taxable year we have been organized and have operated in a manner to qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner, but we can provide no assurance that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT.

         The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations, and administrative and judicial interpretations of Code provisions and regulations. We have not requested a ruling from the Internal Revenue Service ("IRS") with respect to any issues relating to our qualification as a REIT. Therefore, we can provide no assurance that the IRS will not challenge our REIT status.

         Alston & Bird LLP has acted as tax counsel to us in connection with this offering and our election to be taxed as a REIT. Alston & Bird LLP is of the opinion that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for our taxable years ended December 31, 1998, and that, based on our proposed method of operation, we are in a position to continue our qualification and taxation as a REIT within the definition of Section 856(a) of the Code for the taxable year that will end December 31, 1999. This opinion is based solely on our representations with respect to factual matters concerning our business operations and our properties. Alston & Bird LLP has not independently verified these facts. In addition, our qualification as a REIT at any time during 1999 is dependent, among other things, upon our meeting the requirements of Sections 856 through 860 of the Code throughout each of such years and for each year as a whole. Accordingly, because our satisfaction of such requirements will depend upon future events, including the final determination of operational results, no assurance can be given that we will satisfy the REIT requirements during the taxable year that will end December 31, 1999.

FEDERAL INCOME TAXATION OF KONOVER

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that we currently distribute to our shareholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal "double taxation" on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains.

         Second, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference under certain circumstances.

         Third, if we have net income from "foreclosure property" held primarily for sale to customers in the ordinary course of business, including income from the sale or other disposition of such property, we will be subject to tax at the highest corporate rate on such income to the extent that it does not constitute qualifying income for purposes of the 75% income test (discussed below).

         Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property that is held primarily for sale to customers in the ordinary course of business but that is not foreclosure property), we will be subject to a 100% tax on such income.

         Fifth, if we fail to satisfy either the 75% or 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because certain other safe harbor requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail either the 75% or 95% test multiplied by a fraction intended to reflect our profitability.

         Sixth, if we fail to distribute each year at least the sum of:

                  (1)      85% of our ordinary income for such year;

                  (2)      95% of our capital gain net income for such year; and

                  (3)      any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

         Seventh, if we acquire any asset from a corporation generally subject to full corporate-level tax in a carryover-basis transaction and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, then to the extent of the excess of (1) the fair market value of the asset at the time we acquired it over
(2) our adjusted basis in the asset at the time we acquired it, we will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").

REQUIREMENTS FOR QUALIFICATION

         To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, and nature of assets.

ORGANIZATIONAL REQUIREMENTS

         The Code defines a REIT as a corporation, trust or association that:

                  (1)      is managed by one or more trustees or directors;

                  (2) uses transferable shares or transferable certificates to evidence beneficial ownership;

                  (3) would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

                  (4) is neither a financial institution nor an insurance company within the meaning of the applicable provisions of the Code;

                  (5)      has at least 100 persons as beneficial owners;

                  (6) during the last half of each taxable year, is not closely held, i.e., not more than 50% of the value of the outstanding stock is owned, directly or indirectly, by five or fewer shareholders;

                  (7) files an election or continues such election to be taxed as a REIT on its return for each taxable year; and

                  (8) satisfies the 95% and 75% income assets and the 75%, 25%, 10%, and 5% asset tests, all of which are described below.

         The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (5), certain pension funds and other tax-exempt entities are treated as persons. For purposes of condition (6), on the other hand, the beneficiaries of a pension or profit-sharing trust under Section 401(a) of the Code are treated as REIT shareholders. In addition, our charter currently includes certain restrictions regarding transfer of our common stock, which are intended (among other things) to assist us in continuing to satisfy conditions (5) and (6) noted above.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of satisfying the REIT criteria of Section 856 of the Code, including the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities, and items of income of the Operating Partnership will be treated as our assets, liabilities, and items of income for purposes of applying and meeting the various REIT requirements. In addition, the Operating Partnership's proportionate share of the assets, liabilities, and items of income with respect to any partnership (including any limited liability company treated as a partnership) in which it holds an interest would be considered assets, liabilities, and items of income of the Operating Partnership for purposes of applying and meeting the various REIT requirements.

INCOME TESTS

         To maintain qualification as a REIT, we must meet two gross income requirements annually. First, we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property, including investments in other REITs or mortgages on real property (including "rents from real property" and, in certain circumstances, interest). Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from the real property investments described in the preceding sentence or from dividends, interest, or gain from the sale or disposition of stock or securities (or from any combination of the foregoing). In addition, for taxable years ended prior to the current taxable year, short term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (other than involuntary conversions and sales of foreclosure property) must have represented less than 30% of our gross income (including gain from prohibited transactions).

         Rents we receive or that we are deemed to receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, "rents from real property" excludes any amount received directly or indirectly from any corporation in which we own 10% or more of the total combined voting power of all classes of voting stock or 10% or more of the total number of shares of all classes of stock and from any other person in which we own an interest of 10% or more in the assets or net profits of such person. Third, rent attributable to personal property is generally excluded from "rents from real property," except where such personal property is leased in connection with such real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute "rents from real property" unless such services are customarily provided in the geographic area. Customary services that are not provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by the REIT. Where, however, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor. In the event that an independent contractor provides such services, the REIT must adequately compensate any such independent contractor, the REIT must not derive any income from the independent contractor, and neither the independent contractor nor certain of its shareholders may, directly or indirectly, own more than 35% of the REIT, taking into consideration the applicable attributed ownership. Pursuant to the Taxpayer Relief Act and beginning with our taxable year ending December 31, 1998, our rental income will not cease to qualify as "rents from real property" merely because we perform a de minimis amount of services to tenants of a property that are not usually and customarily provided and are considered rendered to the occupant. The income from these services will be considered de minimis if the value of such services (valued at not less than 150% of our direct cost of performing such services) is less than 1% of the total income derived from such property.

         We do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent attributable to such lease or receiving rent from related party tenants.

         If we fail one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under a certain provision of the Code. This relief provision generally will be available if: (1) our failure to meet such gross income tests is due to reasonable cause and not due to willful neglect; (2) we attach a schedule of the nature and amount of each item of income to our federal income tax return; and (3) the inclusion of any incorrect information on such schedule is not due to fraud with the intent to evade tax. We, however, cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally receive exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Taxation of Konover," even if this relief provision applies, a 100% tax would be imposed with respect to the part of our taxable income that fails the 75% or 95% tests.

ASSET TESTS

         At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables), and government securities. Second, not more than 25% of the value of our total assets may consist of securities (other than those securities includible in the 75% asset test). Third, not more than 5% of the value of our total assets may consist of securities of any one issuer (other than those securities includible in the 75% asset test).

         Fourth, not more than 10% of the outstanding voting securities of any one issuer may be held by us (other than those securities includible under the 75% asset test).

         After initially meeting the asset tests at the close of each quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in the market values of our assets. If we fail to satisfy the asset tests because of an acquisition of securities or other property during a quarter, we have the opportunity to cure the failure by disposition of sufficient securities (other than those securities includible in the 75% asset test) within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. We also will take any other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

ANNUAL DISTRIBUTION REQUIREMENTS

         To qualify for taxation as a REIT, we must meet the following annual distribution requirements.

         First, we must make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (a) the sum of

         (1) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding our net capital gain), and

         (2) 95% of the net income, if any, from foreclosure property in excess of the excise tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

         We must pay these distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 95% distribution requirement if one of the following two sets of criteria are satisfied: (1) the dividends were declared in October, November, or December, the dividends were payable to shareholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (2) the dividends were declared before we timely file our federal income tax return for such year, the dividends were distributed in the 12-month period following the close of the prior year and not later than the first regular dividend payment after such declaration, and we elected on our tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year. Even if we satisfy this annual distribution requirement, we will be subject to tax at regular capital gains or ordinary corporate tax rates to the extent that we do not distribute all of our net capital gain or "REIT taxable income" as adjusted.

         Second, we must distribute during each calendar year at least the sum of:

         (1)   85% of our ordinary income for that year,

         (2)   95% of our capital gain net income for that year, and

         (3) any undistributed taxable income from prior periods. In the event that we do not satisfy this distribution requirement, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         Third, if we dispose of any asset, which is subject to the Built-In Gain Rules, during the 10-year period beginning on the date on which we acquired the asset, we will be required to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

         We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Operating Partnership agreement authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

         We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 95% distribution requirement. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In such event, we may find it necessary to borrow funds to pay the required distribution or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

         In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or any agreement as to tax liability between us and an IRS district director, we may be able to correct any resulting failure to meet the 95% annual distribution requirement by paying "deficiency dividends" to our shareholders that relate to the adjusted year but that are paid in the subsequent year. To qualify as a deficiency dividend, the distribution must be made within 90 days of the adverse determination and we also must satisfy certain other procedural requirements. If the statutory requirements of Section 860 of the Code are satisfied, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, will be required to pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

EARNINGS AND PROFITS

         Throughout the remainder of this discussion, we frequently will refer to "earnings and profits." Earnings and profits is a concept used extensively throughout corporate tax law, but it is undefined in the Code. Each corporation maintains an "earnings and profits" account that helps to measure whether a distribution originates from corporate earnings or from other sources. Distributions generally decrease the earnings and profits while income generally increases earnings and profits. If a corporation has positive earnings and profits, the distributions generally will be considered to come from corporate earnings. If a corporation has no earnings and profits, distributions generally will be considered a return of capital and then capital gain.

         A REIT cannot have, at the close of any taxable year, accumulated earnings and profits attributable to any non-REIT year and remain qualified as a REIT.


FAILURE TO QUALIFY

         If we fail to qualify as a REIT in any year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of positive current or accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, except that, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

TAXATION OF U.S. SHAREHOLDERS

         When we use the term "U.S. Shareholder," we mean a holder of common stock that, for federal income tax purposes:

         (1)   is a citizen or resident of the United States;

         (2) is a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or of any of its political subdivisions;

         (3) is an estate the income of which is subject to federal income taxation regardless of its source, or

         (4) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.


DISTRIBUTIONS GENERALLY

         Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current or accumulated earnings and profits and, to that extent, will be taxable to shareholders as ordinary income. Because a REIT is not subject to tax on income distributed to its shareholders, the distributions made to corporate shareholders are not eligible for the dividends-received deduction. To the extent that we make a distribution in excess of our positive current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder's shares of common stock, and then the distribution in excess of the tax basis will be taxable as gain realized from the sale of the common stock. Dividends we declare in October, November, or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholders on December 31 of the year, provided that we actually pay the dividends during January of the following calendar year. Shareholders are not allowed to include on their own federal income tax returns any of our tax losses.

         We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in " -- Federal Income Taxation of Konover" above.

CAPITAL GAIN DISTRIBUTIONS

         Distributions to U.S. Shareholders that we properly designated as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the shareholder has held the stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

         Pursuant to the Taxpayer Relief Act and beginning with our taxable year ending December 31, 1998, we may elect to retain and pay income tax on any net long-term capital gain. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gain. The U.S. Shareholders also will be deemed to have paid their proportionate share of tax on such long-term capital gain and, therefore, will receive a credit or refund for the amount of such tax. In addition, the basis of the U.S. Shareholders' shares will be increased in an amount equal to the difference between the undistributed long-term capital gain and the amount of tax paid by us that is included in such shareholders' long-term capital gains.

         As a result of changes made to the capital gains rates by the Taxpayer Relief Act (See "-- Certain Disposition of Shares"), the IRS issued Notice 97-64 outlining when a REIT may designate its dividends as capital gain dividends. This Notice is effective until Treasury Regulations are issued. When a REIT designates a distribution as a capital gain dividend, which is attributable to a taxable year ending after May 7, 1997, for purposes of the annual distribution requirement, the REIT also may designate such dividend as a 20% rate gain distribution or as unrecaptured Section 1250 gain distribution. These additional designations by the REIT are effective only to the extent that they do not exceed certain limitations. For example, the maximum amount of each distribution that can be classified as a particular type of distribution must be calculated in accordance with the Code and the IRS Notice. The additional 28% tax rate group identified by IRS Notice 97-64 has effectively been eliminated by the Internal Revenue Restructuring Act of 1998 (the "IRS Restructuring Act").

CERTAIN DISPOSITIONS OF SHARES

         In general, you will realize capital gain or loss on the disposition of common stock equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition, and (2) your adjusted basis of such common stock. Losses incurred on the sale or exchange of our common stock that you held for less than six months (after applying certain holding company rules) will be treated as a long-term capital loss to the extent of any capital gain dividend received by the selling U.S. Shareholder from those shares.

         As a result of the Taxpayer Relief Act and the IRS Restructuring Act, the maximum rate of tax on net capital gains on individuals, trusts, and estates from the sale or exchange of assets held for more than one year has been reduced to 20%, and such maximum rate is further reduced to 18% for assets acquired after December 31, 2000, and held for more than five years. For 15% bracket taxpayers, the maximum rate on net capital gains is reduced to 10%, and such maximum rate is further reduced to 8% for assets sold after December 31, 2000, and held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain that we allocate to U.S. Shareholders will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property that we sold. The taxation of capital gains of corporations was not changed by the Taxpayer Relief Act or the IRS Restructuring Act.

PASSIVE ACTIVITY LOSS AND INVESTMENT INTEREST LIMITATIONS

         You may not treat distributions we make to you or any gain from disposing of our common stock as passive activity income. Therefore, you will not be able to apply any "passive losses" against such income. Dividends we pay (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our common stock (or capital gain dividends) generally will be excluded from investment income unless you elect to have such gain taxed at ordinary income rates.

TREATMENT OF TAX-EXEMPT SHAREHOLDERS

         Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry our shares of common stock. Qualified trusts that hold more than 10% (by value) of the shares of pension-held REITs may be required to treat a certain percentage of such REIT's distributions as UBTI. The restriction on ownership of common stock in our charter generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing common stock.

SPECIAL TAX CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS

         The rules governing United States income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex. We intend the following discussion to be only a summary of these rules. This discussion is based on current law, which is subject to change, and assumes we will qualify for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on an investment in our common stock, including any reporting requirements.

         In general, Non-U.S. Shareholders will be subject to regular United States federal income tax with respect to their investment in us if the income from such investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular United States federal income tax and which generally is at the rate of 30%, subject to reduction under a tax treaty, if applicable. Certain certification requirements must be met in order for effectively connected income to be exempt from withholding.

The following discussion will apply to Non-U.S. Shareholders whose income from their investments in us is not effectively connected (except to the extent that the FIRPTA rules discussed below treat such income as effectively connected).

         If we make a distribution that is not attributable to gain from the sale or exchange by us of a United States real property interest and that we do not designate as a capital gain distribution, then a Non-U.S. Shareholder must treat the distribution as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its common stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of common stock.

         Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions that are taxable under FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax under an income tax treaty.

         Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the IRS, (1) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (2) 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions that were designated as capital gains dividends, will be treated as capital gain dividends for withholding purposes. We may be required to withhold 10% of distributions in excess of our current and accumulated earnings and profits. If the amount of tax withheld by us with respect to a distribution to a Non-U.S. Shareholder exceeds the shareholder's United States tax liability with respect to such distribution, the Non-U.S. Shareholder may file for a refund of the excess from the IRS.

         Unless the common stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of common stock by a Non-U.S. Shareholder generally will not be subject to federal income taxation. The common stock will not constitute a United States real property interest if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period Non-U.S. Shareholders held, directly or indirectly, less than 50% in value of the REIT's shares. We anticipate that we will be a domestically controlled REIT and, therefore, that a sale of common stock will not be subject to taxation under FIRPTA. However, because the common stock will be publicly traded, we cannot give assurance that we will continue to be a domestically controlled REIT. If we were not a domestically controlled REIT, a Non-U.S. Shareholder's sale of our common stock would be subject to tax under FIRPTA as a sale of a United States real property interest unless the common stock were "regularly traded" on an established securities market (such as the American Stock

Exchange) on which the common stock will be listed and the seller owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of common stock were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals). Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and if certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

         A purchaser of common stock from a Non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if our common stock is "regularly traded" on an established securities market or if we are a domestically controlled REIT. Otherwise, a purchaser of common stock from a Non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our common stock is currently a "regularly traded" security on the American Stock Exchange. We believe that we qualify under both the "regularly traded" and the domestically controlled REIT exceptions to withholding but cannot provide any assurance to that effect.

         Upon the death of a nonresident alien individual, such individual's common stock will be treated as part of such individual's U.S. estate for purposes of the United States estate tax, except as may be otherwise provided in an applicable estate tax treaty.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

         Under certain circumstances, U.S. Shareholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, our common stock. Backup withholding will apply only if:

         (1) the payee fails to furnish his or her taxpayer identification number (which, for an individual, would be his or her Social Security Number) to the payor as required;

         (2) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

         (3) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and the IRS has assessed a deficiency with respect to such underreporting; or

         (4) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding. In addition, backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. Shareholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

         Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against the U.S. Shareholder's federal income tax liability.

         Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. For example, on October 7, 1997, the Treasury Department issued new regulations (the "New Regulations") that make certain modifications to the withholding, backup withholding, and information reporting rules. On March 27, 1998, the Treasury Department and the IRS released Notice 98-16, which announced that the effective date of the New Regulations will be extended to apply generally to payments made to foreign persons after December 31, 1999. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

GENERAL

         Substantially all of our investments are held through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of the Operating Partnership's income, gain, loss, deduction, and credit for purposes of the various REIT income tests and in the computation of our REIT taxable income. In addition, we include our proportionate share of assets held by the Operating Partnership in the REIT asset tests.

TAX ALLOCATIONS WITH RESPECT TO OUR PROPERTIES

         When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the contributing partner's adjusted basis in the property rather than the fair market value of the property at the time of contribution. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

         The Operating Partnership has been formed by way of contributions of appreciated property, and we expect that future contributions to the Operating Partnership also will take the form of appreciated property. Consequently, the Operating Partnership agreement requires tax allocations to be made in a manner consistent with Section 704(c) of the Code.

         In general, the partners who have contributed their interests in properties to the Operating Partnership (the "Contributing Partners") will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a Book-Tax Difference, all taxable income attributable to such Book-Tax Difference generally will be allocated to the Contributing Partners, and Konover generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of such properties. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause Konover to be allocated lower depreciation and other deductions and cause Contributing Partners to be allocated less taxable income. As a result, Konover could recognize taxable income in excess of distributed amounts, which might adversely affect our ability to comply with the REIT distribution requirements, and Contributing Partners may realize income on the distribution of cash because their basis has not been increased sufficiently from income allocations. See " -- Annual Distribution Requirements."

         With respect to any property purchased by the Operating Partnership, such property initially will have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

BASIS IN OPERATING PARTNERSHIP INTEREST.

         Our adjusted tax basis in our interest in the Operating Partnership generally

         (1) will be equal to the amount of cash and the basis of any other property that we contributed to the Operating Partnership,

         (2) will be increased by (a) our allocable share of the Operating Partnership's income and (b) our allocable share of indebtedness of the Operating Partnership and

         (3)   will be reduced, but not below zero, by our allocable share of
               (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to Konover, and (c) constructive distributions resulting from a reduction in our share of indebtedness of the Operating Partnership.

         If the allocation of Konover's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of its partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that it has an adjusted tax basis in our partnership interest. To the extent that the Operating Partnership's distributions, or any decrease in our share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed our adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to Konover. Such taxable income normally will be characterized as a capital gain if the interest in the Operating Partnership has been held for longer than one year, subject to reduced tax rates described above (See " -- Taxation of U.S. Shareholders -- Capital Gain Distributions"). Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

SALE OF THE PROPERTIES.

         Konover's share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See " -- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon its ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the properties (and other properties) and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

STATE AND LOCAL TAX

         We may be subject to state and local tax in various states and localities. Our shareholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, before you buy our common stock, you should consult your personal tax advisor regarding the effect of state and local tax laws on an investment in our common stock.

                              SELLING SHAREHOLDERS

         Konover agreed to register the resale by the selling shareholders of the Series A preferred stock, the common stock underlying the Series A preferred stock and certain warrants, and the shares of common stock that may be issued upon redemption of certain Units. Our registration of the Series A preferred stock and the common stock does not necessarily mean that the selling shareholders will sell all or any of the shares. We cannot estimate the number of shares that a selling shareholder will own upon completion of the offering.

         The following table sets forth certain information regarding the beneficial ownership of Series A preferred stock and common stock by the selling shareholders as of September 20, 1999, and the number of shares of Series A preferred stock and common stock covered by this prospectus. The information in the table concerning the selling shareholders who may sell shares hereunder is based upon information furnished to Konover by the respective selling shareholders or available to Konover through its stock transfer records. Assuming all of the shares offered hereby are sold, no selling shareholder will own one percent or more of the Series A preferred stock or the common stock after completion of the offering.


                                                   SHARES
                                                     OF
                                                COMMON STOCK              SHARES OF          SHARES OF SERIES A
              NAME OF SELLING                   OWNED BEFORE            COMMON STOCK        PREFERRED STOCK OWNED
              SHAREHOLDER (1)                  OFFERING (2)(3)        OFFERED HEREBY (3)    AND OFFERED HEREBY (2)
              ----------------                 ---------------        ------------------    ----------------------
1998 Rodwell Family Trust                         110,500 (4)             110,500 (4)                     0

Antrade N.V.                                       16,142 (5)              16,142 (5)                     0

Bank of New York                                  220,000                 220,000                    79,200

Blackacre Capital Group, L.P.                     555,555                 815,555 (6)               200,000

Clifford Clark                                     22,202 (4)              22,202 (4)                     0

Jane Coppa (7)                                    133,200 (8)             133,200 (8)                     0

Delaware Charter Guarantee & Trust Co. for
the benefit of Steven L. Volla
IRA Rollover                                        5,556 (9)               5,556 (9)                     0

Festival Associates Limited Partnership            35,732 (4)              35,732 (4)                     0

Francarep  SA                                      12,473 (10)              12,185 (10)               4,272

John W. Gildea (11)                               855,408 (12)           111,111                     40,000

John M. Kane                                      215,001 (4) (13)       215,001  (4)                     0

Simon Konover (7)                                  46,786 (4) (14)        29,882  (4)                     0

Steven M. Konover (7)                             133,200 (8)            133,200  (8)                     0

Konover Management Corp. (7)                          717 (4)                717  (4)                     0

Konover Mobile, Inc. (7)                            1,015 (4)              1,015  (4)                     0

KR Commercial Associates
Limited Partnership (7)                            15,172 (4)             15,172  (4)                     0

Carolyn E. Martin                                 208,759 (4)            208,759  (4)                     0

Massachusetts Mutual Life Insurance
Company                                           555,556                555,556                    200,000

Mattatuck Realty Associates
Limited Partnership                               133,600 (8)            133,600  (8)                     0

Montsol Investments Inc.                           16,142 (15)            16,142 (15)                     0

National Union Fire Insurance Company of
Pittsburgh                                         20,000 (8)            20,000 (8)                       0

Network Fund III, Ltd. (11)                       722,197 (16)           722,197 (16)               253,208

Mary Nimkoff                                       32,127 (4)             32,127  (4)                     0

Petersburg Commercial Associates
Limited Parntership                                71,009 (4)             71,009  (4)                     0

Roy Rodwell                                       104,766 (4)            104,766  (4)                     0

Jonathan Rosen                                    192,202 (4)            192,202  (4)                     0

Fred Steinmark                                     26,949 (4)             26,949  (4)                     0

Steven L. Volla and Stephanie Volla                16,667 (9)             16,667  (9)                     0

William P. O'Donnell IRA                           11,111                 11,111                      4,000
                                              -------------------------------------------------------------
            Total                                                      3,988,255                    780,680

(1) A "selling shareholder" shall also include any person or entity that receives shares of the Series A preferred stock or common stock offered hereby (or Units or warrants redeemable or exercisable for such shares) as a result of (i) their pro rata distribution by an entity to its equity holders, (ii) a gift or (iii) a pledge. Any selling shareholder who is not specifically named in the table above will be named in a supplement to the Prospectus if a supplement is required by Securities and Exchange Commission rules at the time such selling shareholder offers the shares.
(2) To our knowledge, except as noted below, each selling shareholder has sole voting and investment power with respect to the shareholder's securities.
(3) Unless otherwise indicated by footnote, the number of shares indicated below solely comprises shares issuable upon conversion of outstanding Series A preferred stock.
(4)  Consists of shares issuable upon redemption of Units.
(5) Consists of 15,722 shares of outstanding common stock and 420 shares of common stock issuable upon exercise of warrants.
(6) Includes 260,000 shares of common stock issuable upon exercise of the warrants.
(7) Simon Konover is Chairman of the Company's board of directors. Steven Konover and Jane Coppa are the adult children of Simon Konover. Konover Mobile, Inc., Konover Management Corp. and KR Commercial Associates Limited Partnership are affiliates of Simon Konover.
(8)  Consists of shares of common stock issuable upon exercise of warrants.
(9)  Consists of outstanding shares of common stock.
(10) Number of shares owned includes 288 shares of outstanding common stock and 318 shares of common stock issuable upon exercise of warrants. Number of shares offered includes 318 shares of common stock issuable upon exercise of warrants.
(11) John W. Gildea is a director of Konover, a director of Network Funds III, Inc. (a selling shareholder) and a managing director of Gildea Management Company. Gildea Management Company provides, by contract, investment advisory services to Network Funds III, Inc.
(12) Consists of (a) 4,000 shares held by Mr. Gildea's spouse as custodian for their children as to which Mr. Gildea has sole voting power only and as to which he disclaims beneficial ownership, (b) 111,111 shares of common stock presently issuable upon conversion of Series A preferred stock as to which Mr. Gildea has sole voting and dispositive power, (c) 722,197 shares of common stock presently issuable upon conversion of Series A preferred stock and warrants owned by Network Fund III, Ltd. ("Network"), with respect to which Mr. Gildea has shared dispositive power only, and (d) 18,100 shares of common stock owned by Network, with respect to which Mr. Gildea has shared dispositive power only.
(13) Excludes 163,848 shares issuable upon redemption of the same number of Units that Mr. Kane is anticipated to receive October 1, 1999, pursuant to certain earn-out provisions in an agreement with the Operating Partnership.
(14) Consists of (a) 29,882 shares of common stock issuable upon redemption of Units held by Mr. Konover; (b) 717 shares of common stock issuable upon redemption of Units held by Konover Management Corp.; (c) 1,015 shares of common stock issuable upon redemption of Units held by Konover Mobile, Inc.; and (d) 15,172 shares issuable upon redemption of Units held by KR Commercial Associates Limited Partnership.
(15) Includes 420 shares of common stock issuable upon exercise of warrants.
(16) Includes 18,100 shares of outstanding common stock and 18,842 shares of common stock issuable upon exercise of warrants.

                        DESCRIPTION OF EQUITY SECURITIES

         The authorized capital stock of Konover consists of 100,000,000 shares of common stock, $0.01 par value, of which 30,838,711 shares were outstanding on August 10, 1999; 5,000,000 shares of preferred stock, $25.00 par value, 1,000,000 shares of which have been designated Series A convertible preferred stock, of which 780,680 were outstanding on September 20, 1999; and 25,000,000 shares of "excess stock," $0.01 par value, of which no shares were outstanding on such date. For more detail about our charter and bylaws you should refer to the charter and bylaws, which have been filed as exhibits either to the registration statement of which this prospectus is a part, or to other reports incorporated by reference into this prospectus. In addition, for a discussion of limitations on the ownership of our capital stock, see "Risk Factors - There are Limitations on a Third Party's Ability to Acquire Us or Effect a Change of Control - LIMITATIONS IMPOSED TO PROTECT OUR REIT STATUS MAY PREVENT OR DISCOURAGE A CHANGE OF CONTROL."

COMMON STOCK

         Holders of shares of common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by Konover's Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of Konover, the holders of the common stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of the Series A preferred stock or any other series of preferred stock that may then be outstanding. There are no redemption or sinking fund provisions with respect to the common stock. Holders of common stock have no preemptive rights with respect to any shares of capital stock of Konover.

SERIES A PREFERRED STOCK

         Pursuant to the terms of the Series A preferred stock, dividends on the Series A preferred stock and the common stock will rank on a parity; dividends will be paid on the Series A preferred stock only if dividends are declared and paid on the common stock and only in an amount per share of Series A preferred stock equal to dividends payable on the common stock into which such share of Series A preferred stock is convertible. The Series A preferred stock will rank senior and prior to the common stock as to rights upon liquidation, winding up or dissolution of Konover.

         Holders of Series A preferred stock have no preemptive rights with respect to any shares of capital stock of Konover. Shares of Series A preferred stock are not subject to any sinking fund or other obligation of Konover to redeem or retire the Series A preferred stock.

         Holders of Series A preferred stock have no voting rights, except as may be required by law, and except that they are entitled to vote as a class:
(1) on any proposal to amend the terms of the preferred stock or as required by applicable law in connection with an amendment to Konover's charter that would adversely alter or change the powers, preferences or special rights of the Series A preferred stock; and (2) for the authorization or issuance of any new class of capital stock of Konover ranking (a) senior to the Series A preferred stock as to rights upon liquidation, winding up or dissolution of Konover, or
(b) on a parity with the Series A preferred stock as to rights upon liquidation, winding up or dissolution, unless the average closing price of the common stock for the 30 trading days before Konover notices an intent to issue such parity stock is at least $15.00 and such parity stock is issued within six months of such notice.

         Each share of Series A preferred stock is convertible at the option of the holder, without payment of any additional consideration, into approximately
2.78 shares of common stock, subject to adjustment in certain events, including:

         o the issuance of capital stock of Konover as a dividend or distribution on the common stock not otherwise payable to holders of Series A preferred stock;

         o the subdivision, reclassification or combination of common stock into a greater or smaller number of shares;

         o the issuance of common stock for consideration having a fair market value that is less than $9.00 per share (subject to certain adjustments); and

         o the issuance, by reclassification of any common stock, of any assets or securities of Konover.

         To exercise the conversion privilege, a holder of the Series A preferred stock must provide Konover with written notice of its election to convert (the "Conversion Notice") and must surrender its stock certificates, duly endorsed, or accompanied by instruments of transfer duly executed, by the holder. Within 10 business days after receipt of the Conversion Notice and the certificates evidencing Series A preferred stock, Konover will issue certificates for the number of full shares of common stock issuable upon the conversion of such shares of Series A preferred stock. Konover will not issue fractional shares of common stock but will pay the holder of the converted Series A preferred stock the fair market value of any fractional shares of common stock. In the event that less than all the shares of a holder's Series A preferred stock are converted, Konover will issue a new certificate for the number of shares of unconverted Series A preferred stock.

         In the event of a sale of all of Konover's assets, or a consolidation, merger or similar transaction pursuant to which the outstanding shares of common stock are exchanged for, or changed, reclassified or converted into, other stock or securities, or cash or other property, each share of Series A preferred stock will be convertible into the kind and amount of shares of stock and other securities, property or assets receivable by a holder of the number of shares of common stock issuable upon conversion of such share of Series A preferred stock.

         Absent the consent of the holders of a majority of the shares of Series A preferred stock, Konover may not consolidate or merge with another entity where Konover does not survive, unless the holders of Series A preferred stock receive preferred stock of the surviving entity having substantially identical terms as the Series A preferred stock, the surviving entity does not have outstanding any capital stock that is senior to the Series A preferred stock and the surviving entity has a class of equity securities listed on a national securities exchange or the Nasdaq National Market.

                       RATIO OF EARNINGS TO COMBINED FIXED
                        CHARGES AND PREFERENCE DIVIDENDS

         The following table sets forth Konover's ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated. This ratio was calculated by dividing income from continuing operations before income taxes plus fixed charges (excluding capitalized interest) by total fixed charges and preferred stock dividends. Fixed charges consist of interest expense, including capitalized interest and the amortization of any debt issuance costs. Preferred stock dividends consist of the amount of pre-tax earnings that would be required to cover preferred stock dividend requirements. The shares of Series A preferred stock were issued on August 1, 1996.

                                    RATIO OF EARNINGS TO COMBINED FIXED
                                      CHARGES AND PREFERENCE DIVIDENDS

                                         For the fiscal year ended
                                                December 31,

For the six
months ended
June 30, 1999                 1998                   1997               1996                  1995                  1994

    1.32x                     1.08x                  0.89x              0.80x                 0.47x                 3.03x

For the years ended December 31, 1997, 1996, and 1995, respectively, total fixed charges and preferred stock dividends exceeded pre-tax income plus fixed charges (excluding capitalized interest) by approximately $1,955,000, $3,323,000 and $7,168,000.


                         DETERMINATION OF OFFERING PRICE

         The Series A convertible preferred stock offered by this prospectus will be offered at prices determined at the time of sale.

                              PLAN OF DISTRIBUTION

         This prospectus relates to the offer by the selling shareholders of 780,680 shares of Series A preferred stock and 3,988,255 shares of common stock. The selling shareholders are offering the shares for their own account, and not for the account of Konover. Konover will not receive any proceeds from the sale of the shares by the selling shareholders.

         The Series A preferred stock and common stock offered hereby may be sold by the selling shareholders or by pledgees, donees, transferees or other successors-in-interest (including sales after exercise of conversion privileges). Such sales may be made in the over-the-counter market, in privately negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices related to the then-current market prices or at negotiated prices, or, with respect to the common stock, in transactions on the New York Stock Exchange. The shares may be sold by one or more of the following methods:

         o a block trade in which the broker or dealer so engaged will attempt to sell the stock as agent but may position and resell a portion of the block as principal in order to consummate the transaction;

         o a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this prospectus, including resale to another broker or dealer; or

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         In effecting sales, brokers or dealers engaged by a selling shareholder may arrange for other brokers or dealers to participate. Any such brokers or dealers will receive commissions or discounts from a selling shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any gain realized by such a broker or dealer on the sale of shares that it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commission paid to the broker by a selling shareholder.

         The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

         The selling shareholders have not advised Konover that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, or that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The securities covered by this prospectus may also be sold under Rule 144 instead of under this prospectus. Rule 144 provides an exemption from registration for the resale of securities by persons other than the issuer after the securities have been held by persons for at least one year from original issuance, and such securities are sold in strict compliance with Rule 144 "manner of sale" requirements and maximum number of shares requirements.

         Konover will pay all reasonable expenses of registration of the common stock and the Series A preferred stock (other than fees and expenses of investment bankers, brokerage commissions and the selling shareholders' counsel fees and expenses, if any).

         The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include, with respect to the common stock, delivery through the facilities of the New York Stock Exchange pursuant to Rule 153.

         The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of the shares in the market and to the activities of the selling shareholders.

         There is no assurance that the selling shareholders will sell any or all of the shares offered hereby.

                                  LEGAL MATTERS

         The validity of the shares of common stock and the Series A preferred stock to which this prospectus relates has been passed upon for Konover by Alston & Bird LLP, Raleigh, North Carolina. In addition, Alston & Bird LLP, Atlanta, Georgia, has issued an opinion to us regarding tax matters.

                                     EXPERTS

         The consolidated financial statements of Konover as of and for the year ended December 31, 1997, and as of and for the year ended December 31, 1998, included in Konover's annual report on Form 10-K for the year ended December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

         The consolidated financial statements of Konover as of and for the year ended December 31, 1996, included in Konover's annual report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent public accountants, as stated in their report appearing therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

              ADDITIONAL INFORMATION AND INCORPORATION BY REFERENCE

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. We file information electronically with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's internet site address is http://www.sec.gov. Our internet site address is http://www.konovertrust.com.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to documents we have filed with the SEC previously. The information we incorporate by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         o Quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

         o Annual report on Form 10-K for the fiscal year ended December 31, 1998.

         o Current report on Form 8-K dated September 16, 1998 as amended on Form 8-K/A filed November 30, 1998.

         o The description of the common stock contained in Registration Statement on Form 8-A, dated May 19, 1993.

         We will provide copies of any or all of these documents to you at no cost upon written or verbal request. You may request a copy of these documents by writing or telephoning us at:

                               Investor Relations
                          Konover Property Trust, Inc.
                              11000 Regency Parkway
                             Third Floor, East Tower
                           Cary, North Carolina 27511
                                 (919) 462-8787

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. Certain forward-looking statements can be identified by the use of terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," "anticipates" or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements are subject to risks and uncertainties, and assumptions about Konover, including, among other things the risk factors discussed in this prospectus under the heading "Risk Factors."

         In light of these risks and uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We assume no obligation to update or review forward-looking statements, whether as a result of new information, future events or otherwise.











         This prospectus is part of a registration statement filed with the SEC. You should rely only on the information or representations in this prospectus. Neither Konover nor the selling shareholders have authorized anyone else to provide you with different information. Neither Konover nor the selling shareholders will make an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front cover of those documents.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with this offering are as follows:

                                                                        Amount
                                                                        ------

SEC registration fee.............................                    $    4,406

Legal fees and expenses .........................                        30,000

Accounting fees and expenses.....................                        15,000

Miscellaneous ...................................                           594
                                                                       --------

Total ...........................................                    $   50,000
                                                                      =========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our charter limits the liability of Konover's directors and officers to Konover and its shareholders to the fullest extent permitted by the laws of the State of Maryland. Maryland law presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of Konover or its shareholders to obtain other relief, such as an injunction or rescission.

         Our charter provides for indemnification of directors and officers to the full extent permitted by the laws of the State of Maryland.

         Article VI of our bylaws provides that we shall indemnify any person who was or is an "authorized representative" of Konover (which means a director or officer of Konover, or a person serving at the request of Konover as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans) and who was or is a "party" (which includes the giving of testimony or similar involvement) or is threatened to be made a party to any "third-party proceeding" (which means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of Konover) by reason of the fact that such person was or is unauthorized representative of Konover, from and against expenses (which include attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with such third-party proceeding if such person acting and good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Konover and, with respect to any criminal third-party proceedings (which could or does lead to a criminal third-party proceeding) had no reasonable cause to believe that such conduct was unlawful. The termination of any third-party proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the authorized representative did not act in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of Konover, and, with respect to any criminal third-party proceeding, had reasonable cause to believe that such conduct was unlawful.

         Article VI of our bylaws further provides that we shall indemnify any person who was or is an authorized representative of Konover and who was or is a party or is threatened to be made a party to any "corporate proceeding" (which means any threatened, pending or completed action or suit by or in the right of Konover to procure a judgment in its favor or investigative proceeding by Konover) by reason of the fact that such person was or is an authorized representative of Konover, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Konover, except that no indemnification shall be made in respect or any claim, issue or matter as to which such person shall have been adjudged to be liable to Konover unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

         The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by the director or officer in connection with the proceeding.

         Indemnification is limited to court-ordered reimbursement for expenses; however, if the proceeding is one by or in the right of the corporation, and the director or officer was adjudged to be liable to the corporation or if the proceeding is one charging improper personal benefit to the director or officer and the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. Maryland law requires a corporation (unless its charter provides otherwise, which Konover's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the

Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

         Konover has provided a Directors and Officers Liability Policy for the benefit of its directors and officers.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
         (a)      Exhibits

          EXHIBIT
          NUMBER                             DESCRIPTION

          4.1(a) Amended and Restated Charter (incorporated by reference to Exhibit 3.1 of Konover's Registration Statement on Form S-4 (File No. 333-39491)).

          4.1(b)        Articles of Amendment of FAC Realty Trust, Inc.
                        (incorporated by reference to Exhibit 3.1 of Konover's Form 10-Q for the quarter ended June 30, 1998 (File No. 011-11998)).

            4.2 Amended and Restated Bylaws of Konover Property Trust, Inc. (incorporated by reference to Exhibit 3.2 of Konover's Form 10-Q for the quarter ended March 31, 1999 (File No.
                        011-11998)).

            4.3 Certificate of Designation of Convertible Preferred Stock, Series A (incorporated by reference to Exhibit
                        3.2 of Konover's current report on Form 8-K, filed on July 10, 1996 (File No. 011-11998)).

            5.1         Opinion of Alston & Bird LLP.

            8.1         Tax opinion of Alston & Bird LLP.

           12.1         Statements re Computation of Ratios

           24.1         Consent of Ernst & Young LLP.

           24.2         Consent of Arthur Andersen LLP.

           24.3 Consent of Alston & Bird LLP (contained in Exhibit 5.1 hereto and in Exhibit 8.1 hereto).

           25.1         Power of Attorney (contained on signature page hereto).

           99.1 Amended and Restated Agreement of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 3.3 of Konover's Form 10-K for the year ended December 31, 1997 (File No. 011-11998)).

ITEM 17.          UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cary, State of North Carolina, on September 23, 1999.

                                 KONOVER PROPERTY TRUST, INC.



                                 By:  /s/ C. Cammack Morton
                                      ---------------------
                                       C. Cammack Morton
                                       President and Chief Executive Officer

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Cammack Morton and Patrick M. Miniutti, and each of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             SIGNATURE                              TITLE                                DATE
             ---------                              -----                                ----
/s/ C. Cammack Morton                 President and Chief Executive               September 23, 1999
----------------------                Officer (Principal Executive
C. Cammack Morton                     Officer), Director


/s/ Patrick M. Miniutti               Executive Vice President and                September 23, 1999
-----------------------               Chief Financial Officer
Patrick M. Miniutti                   (Principal Financial and
                                      Accounting Officer), Director



______________________                Chairman of the Board                       September ___, 1999
Simon Konover

                                      II-5

/s/ William D. Eberle                 Director                                    September 23, 1999
---------------------
William D. Eberle


______________________                Director                                    September ___, 1999
J. Richard Futrell, Jr.


/s/ John W. Gildea                    Director                                    September 23, 1999
------------------
John W. Gildea


______________________                Director                                    September ___, 1999
Klaus P. Kretschmann


/s/ Jonathan O'Herron                 Director                                    September 23, 1999
-----------------------
Jonathan O'Herron


_______________________               Director                                    September ___, 1999
Mark S. Ticotin

                                  EXHIBIT INDEX

          EXHIBIT
          NUMBER                                DESCRIPTION
          ------                                -----------

          4.1(a) Amended and Restated Charter (incorporated by reference to Exhibit 3.1 of Konover's Registration Statement on Form S-4 (File No. 333-39491)).

          4.1(b)        Articles of Amendment of FAC Realty Trust, Inc.
                        (incorporated by reference to Exhibit 3.1 of Konover's Form 10-Q for the quarter ended June 30, 1998 (File No. 011-11998)).

            4.2 Amended and Restated Bylaws of Konover Property Trust, Inc. (incorporated by reference to Exhibit 3.2 of Konover's Form 10-Q for the quarter ended March 31, 1999 (File No.
                        011-11998)).

            4.3 Certificate of Designation of Convertible Preferred Stock, Series A (incorporated by reference to Exhibit
                        3.2 of Konover's current report on Form 8-K, filed on July 10, 1996 (File No. 011-11998)).

            5.1         Opinion of Alston & Bird LLP.

            8.1         Tax opinion of Alston & Bird LLP.

           12.1         Statements re Computation of Ratios.

           24.1         Consent of Ernst & Young LLP.

           24.2         Consent of Arthur Andersen LLP.

           24.3 Consent of Alston & Bird LLP (contained in Exhibit 5.1 hereto and in Exhibit 8.1 hereto).

           25.1         Power of Attorney (contained on signature page hereto).

           99.1 Amended and Restated Agreement of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 3.3 of Konover's Form 10-K for the year ended December 31, 1997 (File No. 011-11998)).